FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 13, 2003

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated March 13, 2003.

[PRESS RELEASE]

NUR MACROPRINTERS LTD. ANNOUNCES 2002 FOURTH QUARTER AND

YEAR-END RESULTS AS WELL AS EXECUTIVE CHANGE

»	FY2002 Revenues of $85.3 Million

»	Fourth Quarter Revenues of $19.5 Million; Net Loss of $17.1 Million; Net Loss Excluding Intangibles Impairment And One-Time Expenses - $1.4 Million

»	David Amir Appointed President and CEO, Replacing Erez Shachar

»	Amended Long-Term Debt Covenants - Bringing NUR to Full Compliance with the Conditions of its Long-Term Debt

LOD, Israel; March 13, 2003 — NUR Macroprinters Ltd. (NASDAQ: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the fourth quarter and year ended December 31, 2002. The Company also announced the appointment of David Amir as its President and CEO, replacing Erez Shachar, who has resigned. Mr. Shachar will continue to serve as a senior consultant to the Company for the coming 12 months.

•

2002 Financial Results & Analysis
The fourth quarter included several non-recurring charges, including a $11.4 million non-cash charge related to devaluation of intangible assets, including goodwill, related to the Salsa acquisition completed in 2000, and $4.3 million of one-time costs, consisting of $1.0 million of inventory write-offs and $3.3 million of operating expenses, arising principally from the restructuring of the Company’s China operations.

Revenues for the fourth quarter of 2002 were $19.5 million, compared to $28.6 million for the fourth quarter last year, a 32% decrease. Net loss for the fourth quarter was $(17.1) million, or $(1.00) per share, including one-time charges, and a net loss of $(1.4) million, or $(0.08) per share, excluding such charges, compared to a net loss of $(0.8) million, or $(0.05) per share, in the comparable quarter last year.

Gross profit for the fourth quarter was $6.3 million, including a one-time inventory write-off of approximately $1.0 million, compared to $11.5 million in the comparable period last year. Operating expenses for the fourth quarter were $21.1 million, including restructuring and other one-time charges of approximately $14.7 million, and $6.4 million excluding such charges, compared to $9.9 million in the comparable period last year. Operating loss for the fourth quarter was approximately $(16.8) million including one-time charges, and a loss of $(1.1) million excluding such charges, compared to $(0.4) million in the comparable period last year.

Revenues for the year ended December 31, 2002 were $85.3 million, compared to $120.4 million for the year ended December 31, 2001, a 29% decrease. Net loss for 2002, including restructuring and other one-time charges, was $(24) million, or $(1.42) per share, and a net loss of $(6.0) million, or $(0.35) per share, excluding such charges, compared to a net loss of $(7.2) million, including restructuring and other one-time and charges, or $(0.49) per share, in 2001.

Gross profit for the year was $26.9 million, including a one-time inventory write-off of approximately $1.0 million, and $27.9 million, excluding such charges, compared to $44.5 million for the prior year. Operating loss for the year was $(22.6) million, including one-time inventory write-offs of approximately $1.0 million, one-time impairment of intangible assets of $11.4 million, and $4.2 million of restructuring and other one-time expenses, and a loss of $(4.5) million excluding such charges, as compared to $(4.1) million in the prior year.

•

Operational Comments
Erez Shachar, CEO of NUR Macroprinters, commented on the results, “NUR improved its free cash flow for the third consecutive quarter, resulting in a breakeven free cash flow for the last quarter of 2002, in spite of a decrease in revenues. During 2002, NUR reduced its operating expenses by more then $10 million compared with 2001, excluding one-time expenses. This reduction has been achieved through various improvements in NUR’s operation, building a more cost-effective platform to address future challenges. Another encouraging development is the amendment of the covenants governing our long-term loans. We believe this new agreement to be another expression of the cooperation between the Company and its banking partners – bringing NUR to full compliance with the conditions of its long-term debt. NUR has succeeded in maintaining approximately the same levels of cash at the end of 2002 as it began the year with, while decreasing its debt load during the year.”

Erez Shachar further stated, “During the fourth quarter, we completed a restructuring process of our operations in the Asia Pacific region consisting, among other things, of the appointment of Computer and Sign Technology Co., Ltd to market and support the NUR Fresco product line in China and moving the Asia Pacific headquarters from Shanghai to a new facility located in Hong Kong. The restructuring process resulted in the termination of approximately thirty (30) employees, allowing a more cost effective operation in that region.”

Erez Shachar added, “In October 2002, we attended the SGIA 2002 trade show in St. Louis (US), where we unveiled several new products, including two new wide-format printing systems - the NUR Tempo, a flatbed digital inkjet press that will print on a wide variety of both rigid and flexible materials, and the NUR Ultima HiQ, a new family of lower cost printers to complement the top-of-the-line NUR Fresco™ series of production printers. Also introduced were new substrates and consumables that extend the usability and vibrancy of the prints. We expect the NUR Tempo and the NUR Ultima HiQ, which generated an enormous amount of interest and enthusiasm, to be commercially available during 2003.”

•

Management Change
NUR Macroprinters further announced that, effective April 1, 2003, Erez Shachar is resigning his position as President and CEO of NUR. Mr. Shachar will continue to serve as a senior consultant to the Company for a one-year period. David Amir, an industry veteran with 20 years of experience, has been appointed to replace Mr. Shachar. Mr. Amir has been working with NUR as a consultant for over a year, and is responsible for the restructuring of the Company’s service and support organizations. David Amir has been a successful, senior executive with Scitex in a number of capacities including : Corporate Vice-President for Business Development, Vice-President Customer Services of Scitex Europe, Manager of International Customer Support, and fourteen years of experience with the U.S. market. Most recently, David was the founder, CEO and President of Paspartoo Ltd., a leading company in “virtual to print” technology. Commenting on his departure, Mr. Shachar stated, “It has been a truly gratifying experience to serve as the President and CEO of NUR. I believe David Amir will bring to the Company a fresh vision and passion that will carry NUR to an era of growth and prosperity. I am more than confident that David has the ability and know-how to move the Company forward.”

“The Board of Directors of NUR thanks Erez Shachar for his dedication and contributions to the Company,” stated Dan Purjes, Chairman of NUR. “Under his direction, the Company increased its revenues fivefold by significantly penetrating global markets. The recent installation of the 500th Salsa and 200th Fresco units attest to that growth. We are pleased that Erez will be serving as a consultant to NUR for the next twelve months, and we wish him the best of success in his future activities.”

“Mr. Purjes also commented on the appointment of David Amir as the new CEO and President of NUR Macroprinters, "David Amir brings to NUR extensive successful experience in the digital printing industry. He has a strong understanding of NUR, having worked as a consultant to the Company and as an advisor to the Board for over a year. He has the vision, skills and experience needed to lead NUR to a successful future. We welcome David Amir to NUR and will strongly support his efforts to move the Company forward.”

Commenting on his appointment, David Amir said, “I am eager to assume my leadership role as the CEO of this industry leading organization. I believe NUR, as one of the leading companies in the industry, has a bright future and a strong management. I will devote my best efforts to make the organization one that our employees, customers and shareholders can be proud of.”

The Company will host a conference call to discuss these results on Thursday March 13th, at 10:00AM, EDT/5:00 PM, Israel time.

To participate, please call; 1-800-451-7724 (U.S. toll free), 1-800-260-789 (Israel toll free), 1-785-832-0201 (international), id code: NUR. The conference call will also be webcast live at: www.nur.com/investors, and will be available for replay at that site starting 2PM EDT on the day of the call, or by calling 1-888-566-0184 (U.S.) / 1-402-351-0788 (international). The call will also be available for replay in Israel for 72 hours after the call by dialing +-972-3-925-5946

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR`s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers` wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at www.nur.com.

(Tables to follow)

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the private securities litigation reform act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.’s reports filed from time to time with the Securities and Exchange Commission.

This press release is available at http://www.nur.com/ and http://www.portfoliopr.com/

                     NUR MACROPRINTERS LTD.
         Condensed Balance Sheets, US$ in thousands

                                                31.12.02    31.12.01
                                              ----------   ----------
                                               Unaudited     Audited

Current Assets :
   Cash and cash equivalents                     10,505      12,395
   Restricted deposits                            1,163         454
Total cash and short term invest                 11,668      12,849
   Accounts receivable - trade                   28,383      36,262
   Other receivables and prepaid expenses         6,009       5,056
   Inventories                                   24,297      24,998
                                             ----------    ----------
Total Current Assets                             70,357      79,165
                                             ----------    ----------

Investments and other non-current assets
Long-term accounts receivables - trade            2,154       2,674
Investments and other non-current assets          2,516       2,501
Severance pay funds                                 916         751
                                             ----------    ----------
                                                  5,586       5,926
                                             ----------    ----------

Property and Equipment, net                      11,576      12,578
                                             ----------    ----------

Other assets, net                                   854      13,739
                                             ----------    ----------

Total assets                                     88,373     111,408
                                             ==========    ==========

Liabilities and Shareholders' Equity
Current Liabilities :
  Short - term bank credit                        5,844       5,061
  Current maturities of long-term loans           2,020       2,057
  Trade payables                                 16,444      19,667
  Accrued expenses and other liabilities          9,462      10,465
  Advances from customers                           270         433
                                             ----------    ----------
Total Current Liabilities                        34,040      37,683
                                             ----------    ----------
Long -Term Liabilities :
  Long - Term loans                              30,051      31,720
  Accrued severance pay                           1,122       1,008
                                             ----------    ----------
                                                 31,173      32,728
                                             ----------    ----------
Shareholders' Equity :
  Share capital                                   4,202       3,674
  Capital surplus                                45,697      39,493
  Cumulative translation adjustment              -1,286        -782
  Accumulated Earnings (Deficit)                -25,453      -1,388
                                             ----------    ----------
Total Shareholders' Equity                       23,160      40,997
                                             ----------    ----------

Total Liabilities and Shareholders' Equity       88,373     111,408
                                             ==========    ==========

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

                                                           Twelve months ended
                                            12/31/02   12/31/02     12/31/01    12/31/01
                                             GAAP     Non GAAP(1)     GAAP     Non GAAP(2)

                                           Unaudited   Proforma     Audited     Proforma
                                                       Unaudited               Unaudited

Revenues
  Sales of printers and related products    $ 85,255    $ 85,255   $ 120,377    $120,377

                                              85,255      85,255     120,377     120,377
Cost of revenues
  Cost of sales of printers and
    related products                          57,360      57,360      71,928      71,928
  One time inventory costs and write-offs        975                   3,989          0
                                              58,335      57,360      75,917      71,928

Gross profit                                  26,920      27,895      44,460      48,449
                                              31.58%      32.72%      36.93%      40.25%
Research & Development expenses                9,191       9,191      10,883      10,883
Less-Grants                                  (1,449)     (1,449)       (649)       (649)
Research & Development expenses, net           7,742       7,742      10,234      10,234

Selling expenses, net                         12,744      12,744      18,666      18,666
General and administrative expenses           11,934      11,934      13,321      13,321
Amortization of intangible assets              2,033           0       2,904       2,904
Impairment of intangible assets               10,871           0           0           0
Restructuring and other one time expenses      4,181           0       3,471           0
                                              41,763      24,678      38,362      34,891

Operating income (loss)                     (22,585)     (4,525)     (4,136)       3,324

Financial expenses net                       (1,322)     (1,322)     (3,331)      (3,331)
Other expense net                              (124)       (124)        (90)         (90)

Income (loss) before taxes on
  income and equity losses                  (24,031)     (5,971)     (7,557)         (97)

Taxes on income                                 (34)        (34)         191         191
Equity in profits (losses) of
  affiliates, net of taxes                         0           0         150         150

Net loss for the period                    $(24,065)    $(6,005)     (7,216)         244
                                             -28.23%      -7.04%      -5.99%        0.20%

Loss per share                               $(1.42)     $(0.35)     $(0.49)      $ 0.02
Loss per share                               $(1.42)     $(0.35)     $(0.49)      $ 0.02
Weighted average number of shares
outstanding during the period             17,005,606  17,005,606  14,655,048  14,655,048
Weighted average number of shares
  outstanding during the period used
  for diluted loss per share                       -           -           -  15,138,991

==============================================================================================================================================================================================================

                                             Three months ended      Three months ended
                                            12/31/02    12/31/02    12/31/01    12/31/01
                                              GAAP     Non GAAP(3)    GAAP     Non GAAP(4)

                                           Unaudited   Proforma    Unaudited     Proforma
                                                       Unaudited                Unaudited

Revenues
  Sales of printers and related products    $ 19,520    $ 19,520    $ 28,552    $ 28,552

                                              19,520      19,520      28,552      28,552
Cost of revenues
  Cost of sales of printers
    and related products                      12,265      12,265      17,015      17,015
  One time inventory costs and write-offs        975
                                              13,240      12,265      17,015      17,015

Gross profit                                   6,280       7,255      11,537      11,537
                                              32.17%      37.17%      40.41%      40.41%
Research & Development expenses                2,337       2,337       2,070       2,070
Less-Grants                                    (339)       (339)        (45)        (45)
Research & Development expenses, net           1,998       1,998       2,025       2,025

Selling expenses, net                          3,307       3,307       4,800       4,800
General and administrative expenses            3,061       3,061       3,452       3,452
Amortization of intangible assets                528           0         726         726
Impairment of intangible assets               10,871           0           0           0
Restructuring and other one time expenses      3,333           0         928           0
                                              21,100       6,368       9,906       8,978

Operating income (loss)                     (16,818)     (1,111)       (394)         534

Financial expenses net                         (393)       (393)       (661)       (661)
Other expense net                                 11          11        (36)        (36)

Income (loss) before taxes on
  income and equity losses                  (17,200)     (1,493)     (1,091)       (163)

Taxes on income                                   93          93         191         191
Equity in profits (losses) of
  affiliates, net of taxes                         0           0         136         136

Net loss for the period                    $(17,107)    $(1,400)      $(764)       $ 164
                                             -87.64%      -7.17%      -2.68%       0.57%

Loss per share                               $(1.00)     $(0.08)     $(0.05)      $ 0.01
Loss per share                               $(1.00)     $(0.08)     $(0.05)      $ 0.01
Weighted average number of
  shares outstanding during the period     7,132,953  17,132,953  14,739,476  14,739,476
Weighted average number of
  shares outstanding during the period
  used for diluted loss per share                  -           -           -  14,984,768

Non GAAP proforma results of operations excludes the following expenses:
(1)    Excluding $4.2 million of restructuring expenses and one time inventory write-offs of $1 million and impairment of intangible assets of $10.9 million, and current amortization of intangible assets of $2 millions
(2)    Excluding one time inventory write-offs of $4 million and $2.5 million of restructuring costs
(3)     Excluding $3.3 million of restructuring expenses and one time inventory write-offs of $1 million and impairment of intangible assets of $10.9 million, and current amortization of intangible assets of $0.5 millions
(4)    Excluding $0.9 million of restructuring costs

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: March 14, 2003	By: /s/ DAVID AMIR David Amir Chief Executive Officer and President